

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2014

Via E-mail
Jon Stern
Chief Executive Office r
Cohbar, Inc.
2265 East Foothill Blvd.
Pasadena, CA 91107

> **Re:** **Cohbar, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 29, 2014**
> **CIK No. 0001522602**

Dear Mr. Stern:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Overview, page 1

1. Please provide a definition of "peptides" in this disclosure.

The Offering, page 5

2. Please remove the "Risk Factors" cross-reference in this section on page 6 and include in your Prospectus Summary, under an appropriate heading, a brief discussion of the most material risks facing your operations and your proposed offering.

Risk Factors
Risks Related to Our Company
"We have had a history of losses and no revenue, which raises substantial doubt about our ability
to continue as a going concern," page 10

3. Please update this risk factor to reflect your accumulated deficit as of June 30, 2014.

Risks Related to Our Business
"If our competitors succeed in developing products and technologies that are more effective or
with a better profile than our own . . .," page 18

4. Please note in this risk factor that each of MOTS-c, SHLP-6 and SHLP-2 would compete
    with approved therapies and include examples of such therapies as you have done on
    pages 52-53.

"The patent positions of biopharmaceutical products are complex and uncertain . . .," page 19

5. Please note in this risk factor that you have not yet obtained patent protection for the
    MDP relating to your lead product candidate, MOTS-c.

Risks Related to this Offering
"We will need to raise additional funds," page 21

6. This risk factor is substantially similar to the last one on page 10. Please merge these risk
    factors into a single one so as to avoid duplication in your disclosure.

Use of Market and Industry Data, page 28

7. Please remove the statement "(w)e have not independently verified any third-party
    information and cannot assure you of its accuracy and completeness." It is not
    appropriate to disclaim responsibility for any of the information included in your
    registration statement.

Capitalization, Page 31

8. Please expand your pro forma disclosures throughout the filing to explain why assuming
    that the 5,200,000 shares of outstanding convertible preferred stock will be converted into
    5,200,000 shares of common stock and the sale and issuance of 2,600,000 units to certain
    existing investors pursuant to the exercise of your put rights is factually
    supportable. Refer to rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 42

9. Please revise your contractual obligations section to include tabular disclosure of the note payable and interest. Refer to Item 303(a)(5) of Regulation S-K.

Business
Our Scientific Foundations, page 47

10. Please reconcile your statement disclosing that your scientific research was conducted by your founders and their collaborators using over $30 million in grant funding with your statement disclosing that you have received only $0.2 million in grant funding to date. As these grants were presumably made to other entities, disclose who received the grants and when they were made.

Our Strategy, page 48

11. In your discussion of MOTS-c, please provide the reason(s) you have designated it as your lead program over the other MDPs.

Employees and Consultants, page 59

12. Please describe the material terms of the consulting agreements you have entered into with each of your founders.

Material U.S. Federal Income Tax Considerations For Non-U.S. Holders of Common Stock, page 92

13. The taxation section should discuss the material U.S. federal tax consequences, and not just "considerations" regarding the ownership and disposition of your common stock and warrants by a non-U.S. holder. Please revise this section accordingly

14. Please delete your disclaimer on page 96 that the "preceding discussion of United States federal tax considerations is for general information only" and "is not tax advice" as it implies that an investor may not rely on the information contained in the tax discussion.

Notes to Condensed Financial Statements
Note 6 – Stockholder's Deficiency
Preferred Stock, page F-26

15. Please revise your disclosure to include the conversion ratio of your preferred stock along with any conversion thresholds pursuant to ASC 505-10-50-3.

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Scott Wuenschell at (202) 551-3467 or Joel Parker at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3651 with any other questions.

                        Sincerely,

                        /s/ Jeffrey P. Riedler

                        Jeffrey P. Riedler
                        Assistant Director

cc: Peter B. Cancelmo
        Garvey Schubert Barer
        1191 2nd Avenue, Suite 1800
        Seattle, Washington 98101